
03026245

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH. D.C. 181 SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________

Commission file number 0 - 25454

Washington Federal Savings Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive offices)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan
(Name of Plan)

Date 6/26/03

Brent J. Beardall, Trustee



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-20191, No. 333-51143, No. 333-46588 and No. 333-81242 of Washington Federal, Inc. on Form S-8 of our report dated June 9, 2003, appearing in the Annual Report on Form 11-K of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Seattle, Washington
June 25, 2003

Exhibit 1

Consent of Deloitte & Touche LLP

Exhibit 2

Washington Federal Savings Profit Sharing Retirement Plan
and Employee Stock Ownership Plan
Financial Statements and Supplemental Schedules
For the Years ended December 31, 2002 and 2001,
and Independent Auditors' Report

Item 4.Plan Financial Statements and Schedules

The Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements and Supplemental Schedules for the years ended December 31, 2002 and 2001, and independent auditors' report are attached as an exhibit beginning on page E-3.

Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

Exhibit	Page
Consent of Deloitte & Touche LLP	E-1
Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements and Supplemental Schedules for the years ended December 31, 2002 and 2001, and independent auditors' report	E-3

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan

Financial Statements and
Supplemental Schedules for the
Years Ended December 31, 2002 and 2001, and
Independent Auditors' Report

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



June 9, 2003

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments at fair value as determined by quoted market prices:		
Washington Federal, Inc. common stock	$27,426,031	$27,457,724
Mutual funds	2,340,588	2,583,718
	29,766,619	30,041,442
Investments at estimated fair value:		
Certificates of deposit	26,302,929	35,428,921
Washington Federal Savings repurchase agreements	21,375,875	7,383,024
Cash and cash equivalents	2,384,198	1,445,637
	50,063,002	44,257,582
Total investments	79,829,621	74,299,024
(Payables) receivables:		
Employer contributions	(1,575)	12,127
Other	5,704	6,242
	4,129	18,369
NET ASSETS AVAILABLE FOR BENEFITS	$79,833,750	$74,317,393

See notes to financial statements.

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Net appreciation (depreciation) of investments	$ 1,655,123	$ (625,693)
Interest earned on investments	2,703,390	2,776,028
Cash dividends on common stock	1,016,533	1,152,839
Contributions:		
Employer	2,321,034	2,187,189
Employee	1,415,280	1,274,754
Transfers	284,631	128,181
Total contributions	4,020,945	3,590,124
Total additions	9,395,991	6,893,298
DEDUCTIONS:		
Benefits paid to participants	3,863,899	12,240,827
Mutual fund expenses	15,735	12,812
Total deductions	3,879,634	12,253,639
NET ADDITIONS (DEDUCTIONS)	5,516,357	(5,360,341)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	74,317,393	79,677,734
End of year	$79,833,750	$74,317,393

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal Savings (the "Company") Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year may elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On September 1, 1984, the Plan was restated to include a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. On September 29, 1995, the Plan was restated to include an Employee Stock Ownership Plan (the "ESOP") feature as part of the Plan. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock.

On July 23, 2001, the Plan was amended to comply with current Internal Revenue Service and Department of Labor requirements.

Contributions—Under provisions of the Plan, all participants may make voluntary after-tax contributions up to 7% of their considered earnings as defined by the Plan. Participants may contribute up to the statutory limits ($11,000 for 2002, plus a "catch-up" amount for those who have attained age 50) to their 401(k) account. Company contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Contributions are allocated to the profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions and forfeitures to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $40,000.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—The Plan has established four accounts to which contributions are directed and three investment options:

a. Accounts—

- Participant contribution account—tax-paid contributions of a participant

- ESOP account—contributions of a participant and vested Company contributions

- Company account—contributions authorized by the Board of Directors and paid by the Company to the participant's account

b. *Investments*—

- Company stock—funds transferred as authorized by the participant and invested in Company common stock and other investments

- Plan pooled investments—funds invested as directed by the trustees

- Mutual fund account—funds within the 401(k) account, directed by the participant, and invested in various mutual funds

ESOP Account—At least twice per year, from January 1 to January 31 and from July 1 to July 31, a participant may elect to transfer a portion of his or her vested Company account, 401(k) account, and participant contribution account to the ESOP account. Once transferred to the ESOP account, at least 51% must be invested in Company common stock. At any time, a participant may sell Company common stock held in the ESOP account, subject to the 51% requirement mentioned above. Once per year, cash may be transferred from the ESOP account to the corresponding accounts from which the funds were originally transferred. Participants may elect to have dividends paid on Company common stock distributed to them or retained in their ESOP accounts.

Vesting—Participants are immediately vested in their own contributions to their participant contribution accounts and to their 401(k) accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company contributions if the participant has completed less than seven years of continuous service. Participants with seven or more years of service are fully vested in Company contributions to their accounts. Participants also become fully vested in Company contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

Service Year	Percentage Vested
1	– %
2	–
3	20
4	40
5	60
6	80
7	100

Forfeitures—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Nonvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants reenter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2002 and 2001, forfeited nonvested accounts totalled $241,149 and $353,428, respectively.

Benefits—In accordance with the terms of the Plan, a participant, upon either termination, death, or disability, may elect alternative methods of benefit payments, including:

- A lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the survivor life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

Trustees and Administrators of the Plan—The Plan is administered by the trustees appointed by the Board of Directors of Washington Federal Savings. Trustees of the Plan are Linda S. Brower, Brent J. Beardall, and Karen S. Carlson, all employees of the Company, as required by the Plan.

Administrative Expenses—Administrative expenses related to mutual fund investments are paid by the respective participants. All other expenses for administration of the Plan are paid by Washington Federal Savings, the Plan's sponsor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded. Other investments are stated at cost plus accrued investment income, which approximates fair value at December 31, 2002 and 2001.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

Payment of Benefits—Benefits are recorded when paid.

Dividends—On January 21, 2003, the Board of Directors of the Company declared an 11-for-10 stock split in the form of a 10% stock dividend payable to the stockholders of record on February 7, 2003, and distributed on February 21, 2003. All previously reported share amounts have been adjusted accordingly.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal Savings, the Plan's sponsor. As such, these investments qualify as party-in-interest transactions. These investments are Washington Federal, Inc. common stock as well as Washington Federal Savings repurchase agreements and money market accounts.

6. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

	2002	2001
Washington Federal, Inc. common stock (1,214,077 and 1,288,550 shares)	$27,426,031	$27,457,724
Certificates of deposit (yield):		
Wells Fargo, 7.20%, due June 28, 2005 (7.48%)*	11,171,694	10,402,265
Key Bank, 7.35%, due September 13, 2005 (7.63%)*	6,312,005	6,324,668
Key Bank, 6.44%, due September 14, 2002 (6.65%)*		4,633,002
USAA Federal Savings Bank, 6.81%, due October 18, 2005 (7.03%)*	4,641,604	4,338,520
Repurchase agreements (yield):		
Washington Federal Savings, 2.98%, due May 26, 2003 (3.00%)*	5,003,265	
Washington Federal Savings, 3.05%, due September 30, 2003 (3.09%)*	4,547,099	
Washington Federal Savings, 3.05%, due November 3, 2003 (3.05%)*	5,717,679	
Washington Federal Savings, 5.21%, due January 21, 2002 (5.26%)*		6,616,859

*Nonparticipant-directed

During 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $1,655,123.

Washington Federal, Inc. common stock	$ 1,996,601
Mutual funds	(341,478)
	$ 1,655,123

Certificates of deposit at December 31, 2002 and 2001, consist of amounts on deposit at Federal Deposit Insurance Corporation (FDIC)-insured banks with yields ranging from 6.56% to 7.84% for both years. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to nonparticipant-directed investments is as follows as of and for the years ended December 31:

	2002	2001
Net assets:		
Certificates of deposit	$26,302,929	$35,428,921
Washington Federal Savings money market accounts	2,364,897	1,427,885
Washington Federal Savings repurchase agreements	21,375,875	7,383,024
	50,043,701	44,239,830
Employer contributions (payable) receivable	(1,575)	12,127
	$50,042,126	$44,251,957
Changes in net assets:		
Contributions	$ 3,538,442	$ 3,175,866
Interest earned on investments	2,702,436	2,770,479
Benefits paid to participants	(130,052)	(5,468,729)
Transfers (to) from participant-directed investments	(320,657)	891,362
	$ 5,790,169	$ 1,368,978

8. MUTUAL FUND INVESTMENT OPTION

In March 2001, the Plan began to offer self-directed investment options in a family of mutual funds, administered by a third party. Funds transferred into the mutual fund investment option are restricted to employee 401(k) contributions only. Net assets of $2,340,588 and $2,583,718 as of December 31, 2002 and 2001, respectively, were invested in the mutual fund investment option. These balances are included within the statements of net assets available for benefits.

* * * * * *

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2002

Issuer	Description (Yield)	Fair Value
Washington Federal, Inc.*	1,214,077 shares of common stock	$27,426,031
Mutual funds:		
Barclays Global*	Midcap Fund	498,932
Barclays Global*	S&P 500 Growth Fund	361,033
Barclays Global*	Equity Index Fund	249,006
Barclays Global*	S&P 500 Value Fund	263,585
Barclays Global*	Stable Value Fund	335,720
Barclays Global*	Russell 2000 Fund	120,181
Barclays Global*	Growth and Income Fund	123,710
Barclays Global*	Government Fund	140,537
Barclays Global*	Bond Fund	125,060
Barclays Global*	International Fund	45,905
Barclays Global*	Income Plus Fund	43,997
Barclays Global*	Growth Fund	32,922
		2,340,588
Certificates of deposit:		
Wells Fargo Bank	7.20%, June 28, 2005 (7.48%)	11,171,694
Wells Fargo Bank	6.38%, December 5, 2005 (6.56%)	2,850,282
Key Bank	7.35%, September 13, 2005 (7.63%)	6,312,005
Key Bank	7.55%, February 25, 2005 (7.84%)	1,327,344
USAA Federal Savings Bank	6.81%, October 18, 2005 (7.03%)	4,641,604
		26,302,929
Repurchase agreements:		
Washington Federal Savings*	2.98%, May 26, 2003 (3.00%)	5,003,265
Washington Federal Savings*	3.52%, July 11, 2003 (3.52%)	2,033,560
Washington Federal Savings*	3.05%, September 30, 2003 (3.09%)	4,547,099
Washington Federal Savings*	3.05%, November 3, 2003 (3.05%)	5,717,679
Washington Federal Savings*	3.77%, February 11, 2004 (3.77%)	2,035,944
Washington Federal Savings*	4.02%, July 12, 2004 (4.02%)	2,038,328
		21,375,875
Cash and cash equivalents:		
Washington Federal Savings*	Variable rate demand account	1,802,083
Washington Federal Savings*	Variable rate money market account	562,814
Bank of New York*	Registered money market mutual fund	19,301
		2,384,198
		$79,829,621

*Party-in-interest

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Reportable transactions as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are as follows:

Identity of Party Involved	Description	Amount of Purchases	Proceeds Received upon Maturity or Sale	Gain
Single transactions:				
Key Bank	CD, 6.44%, due September 14, 2002	$ –	$ 4,853,210	$ –
Series of transactions:				
Washington Federal Savings*	Stock	2,102,987	4,115,933	2,520,665
Washington Federal Savings*	Repurchase agreement, 5.21%, due January 21, 2002		6,636,335	
Washington Federal Savings*	Repurchase agreement, 3.97%, due August 5, 2002	4,000,000	4,078,628	
Washington Federal Savings*	Repurchase agreement, 3.05%, due September 30, 2003	4,500,000		
Washington Federal Savings*	Repurchase agreement, 3.05%, due November 3, 2003	5,675,000		
Washington Federal Savings*	Repurchase agreement, 2.98%, due May 26, 2003	5,000,000		
Washington Federal Savings*	Variable rate demand account	25,019,197	27,785,785	
Washington Federal Savings*	Variable rate money market account	11,608,162	11,125,000	

*Party-in-interest